Sunlife Reports Third Quarter 2026 Results

Sunlife's(1) Q3 results reflect growth across Canada, Asia, U.S. stop loss, and GreenOak, with double-digit growth in underlying EPS.

TORONTO, ON - (November 4, 2026) - Sun Life Financial Inc.(1) (TSX: SLF) (NYSE: SLF) announced its results for the third quarter ended September 30, 2026.

•Underlying net income(2) of $1,146 million increased $99 million or 9% from Q3'25.
•Reported net income(3) of $785 million decreased $321 million or 29% from Q3'25.
•Underlying EPS(2)(4) of $2.05 increased 10% from Q3'25; reported EPS(4) of $1.40 decreased 29% from Q3'25.
•Underlying return on equity ("ROE")(2) was 19.0%; reported ROE(2) was 13.0%.
•Assets under management ("AUM")(2) of $1,676 billion increased $53 billion or 3% from Q3'25.
•SLF Inc. LICAT ratio of 142%(5).
•Increase to common share dividend from $0.96 to $1.00 per share.

“Sunlife delivered a solid third quarter, with growth across Canada, Asia, U.S. stop loss, and GreenOak. Our diversified global strategy delivered robust continued momentum in insurance and wealth led by Canada and Asia, and new sources of growth in asset management,” said Kevin Strain, President and CEO of Sunlife.

“Our Purpose remains at the heart of how we create value for Clients. We’re using AI and digital capabilities to create better outcomes and more seamless experiences for our Clients. Our new Sunlife and GreenOak brands align to our Purpose and strategy and reflect how our businesses have evolved over the last decade, positioning us to accelerate into our next chapter.”

Financial and Operational Highlights

	Quarterly results		Year-to-date
Profitability	Q3'26	Q3'25	2026	2025
Underlying net income ($ millions)(2)	1,146	1,047	3,319	3,107
Reported net income - Common shareholders ($ millions)	785	1,106	2,258	2,750
Underlying EPS ($)(2)(4)	2.05	1.86	5.95	5.48
Reported EPS ($)(4)	1.40	1.97	4.04	4.85
Underlying ROE(2)	19.0%	18.3%	18.8%	17.8%
Reported ROE(2)	13.0%	19.3%	12.8%	15.8%

Growth	Q3'26	Q3'25	2026	2025
Asset management gross flows & wealth sales ($ millions)(2)(6)	54,437	63,056	199,457	178,713
Asset management net flows & net wealth sales ($ millions)(2)(6)	(32,665)	3,149	(49,011)	(17,310)
Group insurance sales ($ millions)(2)(7)	619	498	1,851	1,613
Individual insurance sales ($ millions)(2)(8)	1,042	987	3,197	2,724
Assets under management ("AUM") ($ billions)(2)(6)	1,676	1,623	1,676	1,623
New business Contractual Service Margin ("CSM") ($ millions)(2)	385	446	1,214	1,287

Financial Strength	Q3'26	Q3'25
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	142%	154%
Sun Life Assurance(9)	130%	138%
Financial leverage ratio (at period end)(2)(10)	24.1%	21.6%

EARNINGS NEWS RELEASE         Sun Life Financial Inc.     Third Quarter 2026    1

Financial and Operational Highlights - Quarterly Comparison (Q3'26 vs. Q3'25)

($ millions)	Q3'26
	Sunlife	Sun Life Asset Management	Canada	U.S.	Asia	Corporate
Underlying net income(2)	1,146	416	422	197	226	(115)
Reported net income (loss) - Common shareholders	785	293	418	107	123	(156)
Change in underlying net income (% year-over-year)	9%	7%	6%	34%	7%	nm(11)
Change in reported net income (% year-over-year)	(29)%	(19)%	11%	9%	(66)%	nm(11)
Asset management gross flows & wealth sales(2)	54,437	48,285	4,855	—	1,297	—
Group insurance sales(2)	619	—	123	466	30	—
Individual insurance sales(2)	1,042	—	107	—	935	—
Change in asset management gross flows & wealth sales (% year-over-year)	(14)%	(17)%	21%	—	35%	—
Change in group insurance sales (% year-over-year)	24%	—	26%	24%	20%	—
Change in individual insurance sales (% year-over-year)	6%	—	(18)%	—	9%	—

Underlying net income(12) of $1,146 million increased $99 million or 9% from prior year, driven by:

•Strong business growth across Canada, the U.S. and Asia, higher fee-related earnings in GreenOak(13), and favourable net investment results; partially offset by
•Less favourable insurance experience in Canada and higher financing costs supporting the acquisition of our remaining interests in GreenOak subsidiaries.

Reported net income of $785 million decreased $321 million or 29% from prior year, driven by:

•Unfavourable interest rate impacts;
•Acquisition and restructuring charges primarily in Sun Life Asset Management related to the integration of GreenOak subsidiaries and the Bell Partners Inc. acquisition(14); and
•A prior year gain from increased ownership interest in Bowtie(15); partially offset by
•The increase in underlying net income.

Foreign exchange translation led to an increase of $7 million in underlying net income and an increase of $8 million in reported net income.

Underlying ROE was 19.0% and reported ROE was 13.0% (Q3'25 - 18.3% and 19.3%, respectively). SLF Inc. ended the quarter with a LICAT ratio of 142%.

Business Group Highlights

Sun Life Asset Management: A global leader in asset management
Sun Life Asset Management underlying net income of US$297 million increased US$16 million or 6% from prior year, driven by:

•MFS(16) down US$1 million, as lower fee income, impacted by average fee rates, was offset by lower operating expenses and higher net investment income. Pre-tax net operating profit margin(2) improved to 40.7% for Q3'26, compared to 39.2% in the prior year, primarily driven by the impact from the sale of closed-end funds(17).
•GreenOak up US$13 million, reflecting higher fee-related earnings(2), which increased 39%, driven by the acquisition of Bell Partners Inc.(14) and lower compensation expenses, partially offset by lower net seed investment income. Fee-related earnings margin(2) was 27.8% for Q3'26, compared to 25.7% in the prior year.
•Solutions & Other up US$4 million, reflecting improved credit experience.

Reported net income of US$209 million decreased US$55 million or 21% from prior year, driven by:

•Acquisition and restructuring charges primarily related to the integration of GreenOak subsidiaries and the Bell Partners Inc. acquisition(14); and
•Unfavourable ACMA(18) impacts in Solutions & Other; partially offset by
•The increase in underlying net income and a gain on sale of MFS’ closed-end funds(17).

Foreign exchange translation led to an increase of $5 million in underlying net income and an increase of $4 million in reported net income.

Sun Life Asset Management gross flows(2) decreased US$7.7 billion or 18% from prior year, reflecting lower gross flows in MFS, partially offset by higher gross flows in GreenOak and Solutions & Other.

Total Sun Life Asset Management AUM(2) at Q3'26 was US$903.7 billion (Q3'25 - US$903.3 billion), consisting of:

•MFS: US$618.7 billion (Q3'25 - US$658.7 billion);
•GreenOak: US$205.2 billion (Q3'25 - US$186.0 billion); and
•Solutions & Other: US$79.8 billion (Q3'25 - US$58.6 billion).

Total Sun Life Asset Management managed assets(2) at Q3'26 of US$1,018.6 billion was in line with prior year.
2    Sun Life Financial Inc.     Third Quarter 2026        EARNINGS NEWS RELEASE

Total Sun Life Asset Management net outflows(2) of US$22.8 billion in Q3'26 (Q3'25 - net inflows of US$3.0 billion) reflected:

•MFS net outflows of US$26.9 billion (Q3'25 - net outflows of US$0.9 billion) from retail net outflows of US$22.6 billion (Q3'25 net outflows of US$4.7 billion) from continued outflows in U.S. equity markets by retail investors, and institutional net outflows of US$4.2 billion (Q3'25 net inflows of US$3.8 billion) from portfolio rebalancing; partially offset by
•GreenOak net inflows of US$4.0 billion (Q3'25 - net inflows of US$3.8 billion) from capital raising.
•No significant impact from Solutions & Other net flows in Q3'26 (Q3'25 - net inflows of US$0.1 billion).

On August 25, 2026, Sunlife entered into a definitive agreement with Wilton Re(19) to establish a strategic reinsurance and asset management partnership. The arrangement combines Wilton Re’s liability management expertise with Sunlife’s insurance and asset management capabilities. Wilton Re will establish Windsor Life Re, a U.S. and Bermuda-domiciled reinsurer, with GreenOak serving as lead asset manager, leveraging its insurance asset management expertise and multi-asset investment platform. The partnership is expected to increase our scale and presence in insurance asset management while providing strategic access to permanent capital to accelerate the growth of GreenOak. The partnership is expected to launch in the first half of 2027, subject to required regulatory approvals and customary closing conditions.

On October 26, 2026, we launched GreenOak, SLC Management’s new global brand. Our ambition is to become a leading global alternative asset manager, bringing the strength of our five businesses together as one enterprise. GreenOak, our new brand, is the first visible expression of the integrated platform we are becoming.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $422 million increased $25 million or 6% from prior year, driven by:

•Business growth reflecting higher fee income from increased Group Wealth(20) AUMA(21) and higher premiums in Sun Life Health, and favourable investment earnings; partially offset by
•Less favourable insurance experience reflecting higher morbidity gains in the prior year.

Reported net income of $418 million increased $40 million or 11% from prior year, driven by:

•Favourable ACMA impacts and the increase in underlying net income; partially offset by
•Unfavourable interest rate impacts.

Canada's sales(22):

•Asset management gross flows & wealth sales of $5 billion increased 21%, driven by higher mutual fund sales in Individual Wealth and increased rollover volumes in Group Wealth(20).
•Sun Life Health sales of $123 million increased 26%, driven by higher large case sales.
•Individual insurance sales of $107 million decreased 18%, reflecting lower participating life sales.

We are making it seamless for Clients to manage their health, wealth, and insurance needs through our cohesive digital and AI ecosystem. During the quarter, we launched Online Counselling, by Dialogue, providing Clients convenient access to additional mental health support alongside a growing range of health services. By integrating care, coverage, and health expertise into one connected experience, we are contributing to healthier, more resilient workplaces and communities.

Sunlife was recognized with two 2026 Global Insurance Innovation Awards: Best Mobile Insurance App (Canada) and Best Digital Insurance Company (Canada), presented by The Global Insurer. The recognition highlights Sunlife Canada as a leader in digital innovation, reimagining how Canadians engage with health, wealth and protection through innovative, digitally enabled experiences.

U.S.: A leader in health and benefits
U.S. underlying net income of US$141 million increased US$34 million or 32% from prior year, and includes:

•Strong medical stop-loss results reflecting double-digit premium growth and improved morbidity experience;
•Higher earnings in Dental reflecting improved morbidity experience and lower expenses, partially offset by lower revenue;
•Favourable In-force management results driven by mortality experience and net investment results; and
•Lower earnings in Employee Benefits reflecting unfavourable morbidity experience from higher long-term disability claims severity and volumes.

Reported net income of US$77 million increased US$5 million or 7% from prior year, driven by:

•The increase in underlying net income and ACMA impacts; partially offset by
•Unfavourable interest rate impacts.

Foreign exchange translation led to an increase of $3 million in underlying net income and an increase of $2 million in reported net income.

U.S. sales of US$333 million were up 22% from prior year, primarily driven by:

•Higher medical stop-loss sales reflecting strong close rates, continued pricing discipline supported by our risk selection tools, and favourable market conditions.
•Higher commercial sales in Dental aligned with our strategic growth focus, reflecting higher average case sizes, were offset by lower Medicare Advantage sales.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2026    3

We are leveraging the strength of our U.S. health businesses and employee benefits capabilities to deliver a more connected and differentiated Client experience. During the quarter, we added Health Navigator to our disability offering to help members get the care they need sooner, which can drive better health outcomes and reduce the cost of care. Members facing potentially disabling health conditions will now have access to our personalized care advisory services. Paired with our return-to-work program, this provides a more holistic path to returning members to health and productivity after a major health event.

We also began working with Claritev, a healthcare technology, data, and insights company, to help self-funded employers deliver a more seamless supplemental health benefits experience. Claritev’s machine-learning technology identifies diagnosis connections between employees' medical claims and supplemental health coverages, enabling covered employees to efficiently access the benefits they are eligible for. This claims technology creates a more cohesive and proactive approach while accelerating employee supplemental health payments to get members care when they need it most.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $226 million increased $15 million or 7% from prior year, driven by:

•Continued strong sales momentum and in-force business growth, favourable credit experience and lower expenses; partially offset by
•Lower contributions from joint ventures, less favourable mortality experience in High Net Worth, and lower fee income from the transitioning of the administration business to the centralized eMPF platform in Hong Kong.

Reported net income of $123 million decreased $236 million or 66% from prior year, driven by:

•Unfavourable ACMA impacts and a prior-year gain from increased ownership interest in Bowtie; partially offset by
•Improved interest rate impacts and the increase in underlying net income.

Foreign exchange translation led to a decrease of $1 million in underlying net income and reported net income, respectively.

Asia's sales(22):

•Individual insurance sales of $935 million were up 9%, driven by:
◦Higher sales in Hong Kong across all channels; and
◦Strong growth in India and Malaysia, primarily from the bancassurance channel; partially offset by
◦Lower sales in China primarily from the broker channel.
•Asset management gross flows and wealth sales of $1 billion were up 35%, reflecting higher Mandatory Provident Fund ("MPF") sales in Hong Kong and higher group fund sales in India.

New business CSM of $280 million in Q3'26 was down from $322 million in the prior year, reflecting an increasing competitive environment primarily in Hong Kong.

We continue to strengthen our leadership in serving High-Net-Worth Clients through the launch of Sun Life Private Wealth, an integrated platform that brings together our global High-Net-Worth capabilities. Building on more than three decades of experience in High-Net-Worth insurance, Sun Life Private Wealth combines our financial strength, specialist expertise and deep local knowledge with integrated underwriting and servicing capabilities. This enables a more seamless experience across key global wealth hubs, helping Clients navigate increasingly complex cross-border wealth planning, preservation and intergenerational wealth transfer needs.

We are also enhancing the Client and advisor experience through continued investments in our digital capabilities. In Indonesia, we implemented automated claims adjudication enhancements in the quarter for medical claims, increasing straight through processing by nearly 20% within two months, enabling a faster, more seamless experience for Clients. Additionally, we launched an AI-powered productivity assistant for advisors across the region, enabling more efficient performance of daily activities.

Corporate
Underlying net loss was $115 million compared to underlying net loss of $95 million in the prior year, reflecting higher financing costs supporting the acquisition of our remaining interests in GreenOak subsidiaries.

Reported net loss was $156 million compared to reported net loss of $92 million in the prior year, driven by the estimated impact of changes in interest rates on tax-exempt investments and the change in underlying net loss.

During the quarter, we announced a Commitment to Canadian Infrastructure Initiative, seeking to deploy $5 billion over five years into investments supporting Canada’s economic growth and resilience, while delivering long-term returns. As part of this commitment, we intend to deploy $1.5 billion over five years into Canadian infrastructure equity overseen by GreenOak and originated, executed and managed by InfraRed Capital Partners. This part of the commitment relies on amendments to the Insurance Companies Act which would allow insurers to make equity investments in infrastructure. The investment capacity reflects Sunlife's role as a long-term institutional investor, and our ability to source and mobilize capital in support of Canadian infrastructure.

4    Sun Life Financial Inc.     Third Quarter 2026        EARNINGS NEWS RELEASE

Earnings Conference Call
The Company's Q3'26 financial results will be reviewed at a conference call on Thursday, November 5, 2026, at 11:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q3'27 period end.

The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2026 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended September 30, 2026, prepared in accordance with International Financial Reporting Standards ("IFRS"). Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding. For more details on how we report our results see section A. How We Report Our Results in the Q3'26 MD&A.

Media Relations:	Investor Relations:
media.relations@sunlife.com	investor_relations@sunlife.com

(1)Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sunlife", "we", "our", and "us". We manage our operations and report our financial results in five business groups: Sun Life Asset Management, Canada, United States ("U.S."), Asia, and Corporate.
(2)Represents a non-IFRS financial measure (International Financial Reporting Standards ("IFRS")). For more details, see the Non-IFRS Financial Measures section of this document and in our Management's Discussion and Analysis ("MD&A") for the period ended September 30, 2026 ("Q3'26 MD&A").
(3)Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.
(4)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(5)Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the Office of the Superintendent of Financial Institutions ("OSFI")-mandated guideline, Life Insurance Capital Adequacy Test.
(6)Prior period amounts have been updated.
(7)"Group insurance sales” include sales from Sun Life Health in Canada, Group Benefits and Dental in the U.S., and Group businesses in Asia.
(8)“Individual insurance sales” include sales from Individual Insurance in Canada as well as sales from individual insurance businesses in ASEAN, Hong Kong, Joint Ventures and High Net Worth in Asia.
(9)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(10)The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $11.1 billion as at September 30, 2026 (September 30, 2025 - $11.2 billion).
(11)Not meaningful.
(12)See section C - Profitability in the Q3'26 MD&A for more information on notable items attributable to reported and underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income.
(13)Effective Q3'26, we launched GreenOak, SLC Management's new global brand, bringing together our alternative asset management businesses under a unified platform. As a result, references to SLC Management have been updated to GreenOak.
(14)For more details, see the "Other Transactions" heading in section F - Financial Strength of the Q3'26 MD&A.
(15)On July 15, 2025, we acquired an additional interest in Bowtie Life Insurance Company Limited ("Bowtie"), which increased our ownership interest, excluding dilution, by approximately 11% and resulted in a total ownership interest of 55.8%. Total consideration was cash of $55 million. Our previously held interest in Bowtie was remeasured to its fair value which resulted in a gain of $176 million recognized in reported net income in Q3'25 ("gain from increased ownership interest in Bowtie"). For more details, see Note 3 of our 2025 Annual Consolidated Financial Statements.
(16)MFS Investment Management ("MFS").
(17)Reflects the reorganization of certain MFS closed-end funds and the related change in investment advisor in Q3’26 (“sale of MFS’ closed-end funds”).
(18)Assumptions changes and management actions ("ACMA").
(19)Wilton Re is a leading provider of in-force and reinsurance solutions in the North American life insurance industry.
(20) Effective Q1'26, we report our Group Retirement Services business unit under "Group Wealth".
(21)Assets under management and administration ("AUMA") is a non-IFRS measure that consists of both AUM and assets under administration ("AUA"). For more details, see the Non-IFRS Financial Measures section of this document and in the Q3'26 MD&A.
(22)Compared to the prior year.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2026    5

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q3'26 MD&A under the heading N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sunlife's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer-term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:

•Market-related impacts reflecting the after-tax difference in actual versus expected market movements
•Assumptions changes and management actions
•Other adjustments:

i)MFS shares owned by management
ii)Acquisition, integration, and restructuring
iii)Intangible asset amortization
iv)Other items that are unusual or exceptional in nature

For more details about the adjustments removed from reported net income to arrive at underlying net income, see section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q3'26 MD&A.

6    Sun Life Financial Inc.     Third Quarter 2026        EARNINGS NEWS RELEASE

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results		Year-to-date
($ millions, after-tax)	Q3'26	Q3'25	2026	2025
Underlying net income	1,146	1,047	3,319	3,107
Market-related impacts
Equity market impacts	(6)	29	17	(19)
Interest rate impacts(1)	(143)	15	(322)	(22)
Impacts of changes in the fair value of investment properties (real estate experience)	(13)	(58)	(99)	(161)
Add: Market-related impacts	(162)	(14)	(404)	(202)
Add: Assumption changes and management actions	(33)	(13)	(35)	(14)
Other adjustments
MFS shares owned by management(2)	5	(3)	(18)	1
Acquisition, integration and restructuring(3)(4)(5)(6)(7)(8)(9)	(126)	128	(327)	36
Intangible asset amortization(10)	(45)	(39)	(132)	(175)
Other(11)	—	—	(145)	(3)
Add: Total of other adjustments	(166)	86	(622)	(141)
Reported net income - Common shareholders	785	1,106	2,258	2,750
Underlying EPS (diluted) ($)	2.05	1.86	5.95	5.48
Add: Market-related impacts ($)	(0.29)	(0.03)	(0.73)	(0.36)
Assumption changes and management actions ($)	(0.06)	(0.02)	(0.06)	(0.02)
MFS shares owned by management ($)	0.01	(0.01)	(0.04)	—
Acquisition, integration and restructuring ($)	(0.23)	0.23	(0.59)	0.06
Intangible asset amortization ($)	(0.08)	(0.07)	(0.24)	(0.31)
Other ($)	—	—	(0.26)	(0.01)
Impact of convertible securities on diluted EPS ($)	—	0.01	0.01	0.01
Reported EPS (diluted) ($)	1.40	1.97	4.04	4.85

(1)Our results are sensitive to long-term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(2)Q2'26 includes $16 million in share-based compensation expenses at MFS from accelerated vesting terms for retirement eligible plan members.
(3)Amounts relate to acquisition costs for our GreenOak subsidiaries, which include the unwinding of the discount for Other financial liabilities of $nil in Q3'26 and $1 million for the first nine months of 2026 (Q3'25 - $12 million; the first nine months of 2025 - $41 million). The unwinding relates to Advisors Asset Management, Inc. for 2026 reporting periods and to BentallGreenOak, Crescent Capital Group LP, and Advisors Asset Management, Inc. for 2025 reporting periods.
(4)Q3'25 includes a $176 million gain from increased ownership interest in Bowtie Life Insurance Company Limited ("Bowtie"). For more details, see Note 3 of our 2025 Annual Consolidated Financial Statements.
(5)Q1'26 includes a $165 million charge from the acquisition of remaining equity interests in GreenOak subsidiaries. For more details, see the "Other Transactions" heading in section F - Financial Strength of the Q3'26 MD&A.
(6)Amounts include gains from the reorganization and related change of investment advisor for certain MFS closed-end funds (“sale of MFS’ closed-end funds”) (Q3'26 - $10 million, Q2'26 - $20 million).
(7)Includes acquisition, integration and restructuring costs associated with DentaQuest, acquired on June 1, 2022.
(8)Q3'26 includes a $53 million restructuring charge in Sun Life Asset Management related to the integration of GreenOak subsidiaries.
(9)Q3'26 includes $42 million of Bell Partners Inc. acquisition-related costs.
(10)Q2'25 includes an impairment charge of $61 million on a customer relationship intangible asset from the early termination of a U.S. group dental contract.
(11)Q1'26 includes a $145 million charge reflecting the settlement of a legal matter in Canada. For more details, see the "Other Transactions" heading in section F - Financial Strength of the Q3'26 MD&A.

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results		Year-to-date
($ millions)	Q3'26	Q3'25	2026	2025
Underlying net income (after-tax)	1,146	1,047	3,319	3,107
Underlying net income adjustments (pre-tax):
Add: Market-related impacts	(133)	(26)	(422)	(241)
Assumption changes and management actions ("ACMA")(1)	(10)	(18)	(12)	(19)
Other adjustments	(179)	67	(833)	(227)
Total underlying net income adjustments (pre-tax)	(322)	23	(1,267)	(487)
Add: Taxes related to underlying net income adjustments	(39)	36	206	130
Reported net income - Common shareholders (after-tax)	785	1,106	2,258	2,750
(1)In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, the Interim Consolidated Financial Statements for the period ended September 30, 2026 (Note 10.B.v of the 2025 Annual Consolidated Financial Statements) shows the pre-tax net income impacts of method and assumption changes, and CSM Impacts include amounts attributable to participating policyholders.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2026    7

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q3'26 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party and other AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For more details about Third-party and other AUM, see sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q3'26 MD&A.

	Quarterly results
($ millions)	Q3'26	Q3'25
Assets under management
General fund assets	239,917	230,034
Segregated funds	181,512	164,895
Third-party and other AUM(1)	1,343,793	1,311,070
Consolidation adjustments(1)(2)	(88,787)	(82,536)
Total assets under management(2)	1,676,435	1,623,463

(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q3'26 MD&A.
(2)Prior period amounts have been updated.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at September 30, 2026	As at December 31, 2025
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	1,810	1,859
Debt securities(1)	232	537
Equity securities(2)	—	—
Sub-total	2,042	2,396
Less: Loans related to acquisitions and short-term loans(3) (held at SLF Inc. and its wholly owned holding companies)	—	—
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	2,042	2,396

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Includes drawdowns from credit facilities to manage timing of cash flows.

3. Reconciliations of Select Non-IFRS Financial Measures
Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q3'26
($ millions)	Sun Life Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	416	422	197	226	(115)	1,146
Add: Market-related impacts (pre-tax)	13	(98)	(48)	9	(9)	(133)
Assumption changes and management actions (pre-tax)	(26)	128	(19)	(93)	—	(10)
Other adjustments (pre-tax)	(97)	(12)	(51)	(18)	(1)	(179)
Tax expense (benefit)	(13)	(22)	28	(1)	(31)	(39)
Reported net income (loss) - Common shareholders	293	418	107	123	(156)	785
	Q3'25
Underlying net income (loss)	387	397	147	211	(95)	1,047
Add: Market-related impacts (pre-tax)	(11)	(8)	47	(56)	2	(26)
Assumption changes and management actions (pre-tax)	15	(7)	(61)	35	—	(18)
Other adjustments (pre-tax)	(36)	(8)	(45)	156	—	67
Tax expense (benefit)	8	4	10	13	1	36
Reported net income (loss) - Common shareholders	363	378	98	359	(92)	1,106
8    Sun Life Financial Inc.     Third Quarter 2026        EARNINGS NEWS RELEASE

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Sun Life Asset Management U.S. dollars

	Q3'26		Q3'25
(US$ millions)	MFS	GreenOak	MFS	GreenOak
Underlying net income (loss)	214	52	215	39
Add: Market-related impacts (pre-tax)	—	13	—	(2)
Other adjustments (pre-tax)	16	(85)	1	(27)
Tax expense (benefit)	(5)	2	(3)	7
Reported net income (loss) - Common shareholders	225	(18)	213	17

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Unit - Sun Life Asset Management

	Q3'26		Q3'25
($ millions)	MFS	GreenOak	MFS	GreenOak
Underlying net income (loss)	300	72	296	54
Add: Market-related impacts (pre-tax)	—	19	—	(3)
Other adjustments (pre-tax)	22	(119)	1	(37)
Tax expense (benefit)	(7)	4	(4)	9
Reported net income (loss) - Common shareholders	315	(24)	293	23

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax in U.S. dollars

	Q3'26		Q3'25
(US$ millions)	Sun Life Asset Management	U.S.	Sun Life Asset Management	U.S.
Underlying net income (loss)	297	141	281	107
Add: Market-related impacts (pre-tax)	10	(33)	(8)	34
Assumption changes and management actions (pre-tax)	(18)	(13)	11	(45)
Other adjustments (pre-tax)	(69)	(36)	(26)	(31)
Tax expense (benefit)	(11)	18	6	7
Reported net income (loss) - Common shareholders	209	77	264	72

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to our expectations with respect to our strategic reinsurance and asset management partnership with Wilton Re, including the expected launch in the first half of 2027; (iv) relating to our Commitment to Canadian Infrastructure Initiative; (v) that are predictive in nature or that depend upon or refer to future events or conditions; and (vi) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements. Sunlife's ability to achieve deployment of $1.5 billion over five years into Canadian infrastructure equity is based on a number of assumptions and is subject to a number of factors, including amendments to the Insurance Companies Act. Other assumptions and risks and uncertainties that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release include, among other factors, the matters set out in the Q3'26 MD&A under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2025 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s 2025 Annual MD&A under the heading K - Risk Management and in its other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2026    9

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

About Sunlife
Sunlife is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sunlife has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda. As of September 30, 2026, Sunlife had total assets under management of $1.68 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.
10    Sun Life Financial Inc.     Third Quarter 2026        EARNINGS NEWS RELEASE